CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2006, 2005 AND 2004

(Expressed in Canadian Dollars, unless otherwise stated)

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Continental Minerals Corporation

We have audited the accompanying consolidated balance sheets of Continental Minerals Corporation as of December 31, 2006 and 2005 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our audit opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Continental Minerals Corporation as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 12 to the consolidated financial statements.

Chartered Accountants

Vancouver, Canada
April 13, 2007 except as to note 12 which is as of June 29, 2007

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2006	2005

Assets

Current assets
Cash and cash equivalents	$1,791,802	$4,009,244
Amounts receivable	227,598	200,588
Amounts due from related party (note 8)	643,055	152,319
Prepaid expenses	168,078	56,669
	2,830,533	4,418,820

Mineral property interests (note 4)	112,747,309	1,903,525
Equipment (note 5)	523,327	132,241
Investments (note 3)	1	1
	$116,101,170	$6,454,587

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$3,581,150	$500,346
Loan from related party (note 8(c))	1,500,000	–
Current portion of long-term payable (note 4(a)(iii))	578,650	–
Convertible promissory note (note 6)	11,034,366	–
	16,694,166	500,346

Long-term payable (note 4(a)(iii))	1,735,950	–
Future income tax liabilities (note 9)	26,948,000	–
Non-controlling interest	–	944,880

Shareholders' equity
Share capital (note 7(b))	107,421,628	19,465,518
Convertible promissory note - conversion right (note 6)	695,932	–
Contributed surplus (notes 7(e))	4,322,759	545,035
Deficit	(41,717,265)	(15,001,192)
	70,723,054	5,009,361
Continuing operations (note 1)
Commitments (notes 3(a), 4 and 7(f))
Subsequent events (notes 4(a)(iii), 6, 7(d), 8(c), 8(d) and 11)

	$116,101,170	$6,454,587

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Gerald Panneton	/s/ Jeffrey Mason

Gerald Panneton	Jeffrey Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Years ended December 31
	2006	2005	2004

Expenses
Conference and travel	$843,510	$277,471	$50,917
Exploration (schedule)	19,226,242	6,113,320	2,139,062
Exploration - stock-based compensation (note 7(d))	660,279	230,524	1,233,670
Foreign exchange	263,329	153,176	148,910
Insurance	131,880	99,614	78,654
Interest expense	916,021	–	–
Interest income	(56,668)	(142,887)	(119,588)
Legal, accounting and audit	860,049	294,393	433,670
Office and administration	2,387,458	730,431	358,634
Operations and administration - stock-based compensation (note 7(d))	1,950,259	584,797	1,202,325
Shareholder communications	353,977	197,350	46,339
Trust and filing	124,617	42,598	26,724
Loss before non-controlling interest	27,660,953	8,580,787	5,599,317

Non-controlling interest	(944,880)	–	–
Loss for the year	$26,716,073	$8,580,787	$5,599,317

Basic and diluted loss per share	$(0.51)	$(0.22)	$(0.17)

Weighted average number of common shares outstanding	52,849,728	39,516,486	32,592,964

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Years ended December 31
	2006	2005	2004

Deficit, beginning of year	$(15,001,192)	$(6,420,405)	$(821,088)
Loss for the year	(26,716,073)	(8,580,787)	(5,599,317)

Deficit, end of year	$(41,717,265)	$(15,001,192)	$(6,420,405)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended December 31
Cash provided by (used for)	2006	2005	2004

Operating activities
Loss for the year	$(26,716,073)	$(8,580,787)	$(5,599,317)
Items not involving cash
Accretion net of interest	230,298	–	–
Amortization	140,381	2,806	–
Debt interest paid by issuance of common shares	151,233	–	–
Accrued loan interest	10,520	–	–
Foreign exchange	178,000	–	–
Non-controlling interest	(944,880)	–	–
Stock-based compensation	2,610,538	815,321	2,435,995
Changes in non-cash operating working capital
Amounts receivable	(664)	(155,037)	8,547
Prepaid expenses	(107,104)	57,767	(53,262)
Accounts payable and accrued liabilities	2,672,005	101,647	228,672
Cash used for operating activities	(21,775,746)	(7,758,283)	(2,979,365)

Investing activities
Acquisition of Highland Mining Inc. (net of cash acquired) (note 4(a))	–	(999,905)	–
Acquisition of Great China Mining Inc. (net of cash paid) (note 4(a))	1,303,179	–	–
Acquisition of fixed assets	(524,545)	(14,030)	–
Cash provided by (used for) investing activities	778,634	(1,013,935)	–

Financing activities
Issuance of common shares, net of issue costs	6,280,926	5,624,710	7,502,314
Issuance of convertible promissory note	11,500,000	–	–
Loan from related party	1,500,000	–	–
Due to related parties	(501,256)	(239,556)	(43,723)
Cash provided by financing activities	18,779,670	5,385,154	7,458,591

Increase (decrease) in cash and cash equivalents	(2,217,442)	(3,387,064)	4,479,226
Cash and cash equivalents, beginning of year	4,009,244	7,396,308	2,917,082

Cash and cash equivalents, end of year	$1,791,802	$4,009,244	$7,396,308

Components of cash and cash equivalents are as follows:
Cash	$1,679,686	$647,588	$147,771
Bankers acceptances and term deposits	112,116	3,361,656	7,248,537
	$1,791,802	$4,009,244	$7,396,308

Supplementary information
Taxes paid	$–	$–	$–
Interest paid	$367,695	$–	$–

Non-cash financing and investing activities
Shares, options and warrants issued and to be issued pursuant to the acquisition of Great China Mining Inc.	$82,376,136	$–	$–
and acquisition of related properties
Long term payable related to acquisition of surrounding properties	$2,314,600	$–	$–
Future Income Tax related to acquisition of surrounding properties	$26,770,000	$–	$–
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	$874,476	$2,997,539	$61,595

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended December 31
Xietongmen Property, China	2006	2005	2004

Exploration Costs
Amortization	$140,381	$2,806	$–
Assays and analysis	1,455,212	601,687	32,496
Drilling	5,559,219	2,909,216	120,655
Engineering	5,928,230	47,143	–
Environmental	786,757	–	–
Equipment rentals and leases	457,212	60,863	3,288
Freight	16,157	–	–
Geological	1,564,687	928,463	182,810
Graphics	90,413	41,464	7,648
Property and finders' fees	283,206	16,269	1,581,585
Site activities	1,307,752	927,943	94,541
Socioeconomic	997,989	248,432	12,535
Transportation	639,027	329,034	103,504
Incurred during the year	19,226,242	6,113,320	2,139,062
Non-cash stock based compensation	660,279	230,524	1,233,670
	19,886,521	6,343,844	3,372,732
Balance, beginning of year	9,716,576	3,372,732	–
Balance, end of year	$29,603,097	$9,716,576	$3,372,732

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

1.	CONTINUING OPERATIONS

Continental Minerals Corporation ("Continental" or the "Company") is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition, exploration and development of mineral properties. The Company's mineral property interests are all located in Tibet, China (note 4(a)).

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests and equipment are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses, no operating revenue, and a working capital deficiency of approximately $13.9 million. The ability of the Company to carry out its planned business obligations depends on its ability to raise adequate financing from lenders, shareholders and other investors. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern. Subsequent to the year end, the Company issued equity for gross proceeds of $50.1 million (note 11) and redeemed in full the convertible promissory note for approximately $12.1 million (note 6).

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of material measurement differences between these principles and accounting principles generally accepted in the United States is shown in note 12.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

(b)	Cash and cash equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

(c)	Investments

Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(d)	Equipment

Equipment is used in the Company's exploration activities and is stated at cost less accumulated amortization. Amortization, which is included in exploration expenses in the statement of operations, is provided on a straight-line basis at various rates ranging from 10% to 50% per annum representing the estimated useful lives of the related equipment.

(e)	Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and option payments, until such time as the option is exercised or an interest in the property is earned, are expensed as incurred.

Mineral property acquisition costs subsequent to exercising the option or earning an interest in the property, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred.

Administrative expenditures are expensed in the period incurred.

(f)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at their quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and the date of issuance for other non-monetary transactions.

(g)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 7(d). All stock-based payments are accounted for using a fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(h)	Foreign currency translation

All of the Company's foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. Gains or losses on translation are recorded in the statement of operations.

(i)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the year. For all periods presented, earnings (loss) available to common shareholders equals reported earnings (loss). Diluted earnings (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings (loss) per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(j)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral property interests, valuation of income tax assets and liabilities, determination of fair values assigned to the net assets acquired and liabilities assumed on acquisitions, determination of reclamation obligations and the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

(k)	Fair value of financial instruments

The carrying amounts of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments. The fair value of amounts due from or due to related parties are not determinable due to the related party nature and the lack of a market for such balances.

The fair values of the Company's investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company (note 3), are not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

The fair value of the convertible promissory note is not practicably determinable due to the related party nature of this note and the absence of a quoted market for such notes.

The fair value of the long term payable is estimated to be $1,381,000, based upon discounted cash flows.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(l)	Segment disclosures

The Company operated in a single segment – the acquisition, exploration and development of mineral properties in China.

(m)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, and other deductions. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

(n)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(o)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(p)	Variable interest entities

Pursuant to Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"), the Company is required to consolidate variable interest entities ("VIEs"), where it is the VIEs primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. For the year ended December 31, 2005, the Company concluded that the Xietongmen joint venture was a variable interest entity requiring consolidation. For the year ended December 31, 2006, the Company has determined that it has no variable interest entities.

(q)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

3.	INVESTMENTS

	December 31	December 31
	2006	2005
Investment in Gibraltar preferred shares (note 3(a))	$26,764,784	$26,764,784
Redeemable preferred shares of the Company (note 7(f))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 3(b))	1	1
	$1	$1

(a)	Investment in Gibraltar preferred shares

During 2001, the Company completed an arrangement agreement (the "Arrangement") whereby the Company transferred its principal mineral property interest at that time, the Harmony Gold Property, to Gibraltar Mines Ltd. ("Gibraltar"), a subsidiary of Taseko Mines Limited ("Taseko"), a public company with certain directors in common with Continental.

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$28,811,296
Land and equipment	8,488
Reclamation deposits	175,000
Cash consideration	(2,230,000)
Value attributable to Gibraltar preferred shares	$26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement are redeemable non-dividend-paying preferred shares, which generally are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. They also vote as a class, pursuant to the provisions of the British Columbia Business Corporations Act (formerly the Company Act), in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar's interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an "HP Realization Event"). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares ("Taseko Shares") equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. As at December 31, 2006, the conversion rate of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event was $4.89 and will increase by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar's interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar's reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar's taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

(b)	Investment in net smelter returns royalty

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd. (subsequently renamed Andean American Mining Corp.), a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty, to a maximum of $2 million, from revenues

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The investment in the net smelter returns royalty was assigned a nominal value of $1.

4.	MINERAL PROPERTY INTERESTS

Xietongmen Property	December 31	December 31
	2006	2005

	$1,903,525	$–
Balance, beginning of the year
Acquired during the year:
Acquisition of 50% of Highland Mining Inc.	–	1,903,525
Acquisition of Great China Mining Inc. (ii)	75,212,559	–
Future income tax related to acquisition of Great China Mining (ii)	25,070,000	–
Acquisition of surrounding properties (iii)	8,546,225	–
Future income tax related to acquisition of surrounding properties (ii)	1,595,000	–
Accumulated mining permit costs (iv)	315,000	–
Future income tax related to accumulated mining permit costs	105,000	–
Balance, end of the year	$112,747,309	$1,903,525

(a)	Xietongmen Property

(i) Initial option agreements

In 2004, the Company reached an agreement (the "Option Agreement") with China NetTV Holdings Inc. (subsequently renamed Great China Mining Inc., "GCMI"), pursuant to which the Company had acquired the right to earn a 50%, increasable to 60%, interest in GCMI's Xietongmen copper-gold property ("Xietongmen Property"), via the acquisition of Highland Mining Inc. ("Highland"), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. ("Tian Yuan"), a "wholly foreign-owned enterprise" in China, which owns 100% of the Xietongmen Property. The Xietongmen Property is located approximately 240 kilometres west of Lhasa, Tibet, China.

In December 2005, the Company earned its 50% interest in Highland by paying option payments totalling US$2.0 million; and funding Highland US$5 million to allow it to conduct further exploration on the Xietongmen Property. The Company recorded $999,905 in 2005 as an acquisition cost, which represents the second of the two option payments required to earn its 50% interest in Highland.

Upon acquisition of 50% of Highland, the Company could increase its interest in Highland to 60% (the "Second Option") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year. In early 2006, the Company completed its

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

obligations under the Second Option, and consequently, earned an additional 10% of the common shares of Highland to bring the total it had earned in Highland to 60%.

(ii)            Acquisition of Great China Mining Inc.

On December 15, 2006, the Company acquired 100% of the issued and outstanding common shares and options of GCMI, thereby effectively acquiring the remaining 40% of the Xietongmen Property that it did not already own. The results of operations of Great China Mining Inc. have been included in the consolidated financial statements of the Company commencing December 15, 2006.

The aggregate purchase price was $78,716,301, calculated as follows:

Issuance of 36,011,384 Continental common shares	$77,424,476
Issuance of 136,607 Continental common share purchase options	166,661
Termination costs paid in cash	161,000
Termination costs paid through the issuance of 40,000 Continental common
share purchase options	34,000
Related transaction costs	930,164
$78,716,301

The value of the 36,011,384 Continental common shares issued to the former GCMI shareholders was determined based on the closing market price of Continental's common shares on the date the shares were issued and the acquisition closed.

The estimated fair value of the assets acquired and liabilities assumed at the date of acquisition is as follows:

Cash	$3,537,265
Amounts receivable	26,346
Prepaid expenses	4,305
Plant and equipment	6,922
Mineral property interests	100,282,559
Accounts payable	(71,096)
Future income tax liability	(25,070,000)
$78,716,301

Consideration for the acquisition of GCMI included the issuance of 136,607 common share options of Continental. These options are exercisable until December 21, 2008 at a price of US$1.05 per share. The fair value of these options was estimated at $166,114 using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 2 years; expected volatility – 66%; and expected dividends – nil.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

Termination costs of certain former GCMI personnel included the issuance of 40,000 common share purchase options of Continental, exercisable until December 15, 2008 at a price of $2.10 per share. The fair value of these options was estimated at $34,000 using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 2 years; expected volatility – 66%; and expected dividends – nil.

As at December 31, 2006, $337,703 of the costs incurred to effect the merger were recorded in accounts payable.

(iii)           Acquisition of Surrounding Properties

At the time of the acquisition of GCMI, the Company also effectively acquired a 100% interest in three mineral property interests, from vendors which included a director and principal shareholder of GCMI, totaling approximately 109 square kilometers (the "Surrounding Properties"), lying within an area of interest near the original Xietongmen Property. The Company acquired two of these properties, named Donggapu and Zemodoula, by acquiring their two Cayman Islands holding companies, Top Mining Limited and Skyland Mining Limited. The Company acquired the third property, named Banongla, by Tian Yuan directly purchasing the Banongla exploration license.

The aggregate purchase price of the Surrounding Properties was $8,546,225, calculated as follows:

Issuance of 1,500,000 common shares of Continental	$3,225,000
Issuance of 1,500,000 warrants	1,560,000
Cash – US$3,250,000	3,761,225
$8,546,225

The aggregate purchase price has been allocated as follows:

Mineral property interests	$10,141,225
Future income tax liability	(1,595,000)
$8,546,225

Cash payments for the acquisition of these three mineral property interests, totaling US$3.25 million ($3,761,225) were and are to be paid as follows: US$1.25 million ($1,446,625) was paid on December 15, 2006, the closing date of the acquisition, and US$500,000 ($578,650) is due on each of the next four anniversaries of the closing, which has been recorded as a liability. Of the total, $578,650 has been included in accounts payable and accrued liabilities and $1,735,950 has been presented as a long term payable.

Consideration for the acquisition of interests in the three mineral properties included the issuance of 1,500,000 common share purchase warrants of Continental, exercisable until December 15, 2008 at a price of $1.59 per share. The fair value of these warrants was estimated at $1,560,000 using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 2 years; expected volatility – 66%; and expected dividends – nil.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

The acquisition of the Banongla Property exploration license was not completed as of December 15, 2006, as routine administrative procedures remained to be completed, and accordingly, the Company held back one third of the cash payment then due as well as one third of the common shares and share purchase warrants then due. However, the Company had beneficial ownership of the license as at December 15, 2006, and as such the entire consideration for the Banongla property license has been recorded in the mineral property interests. The amount held back, totalling $482,209 has been recorded in accounts payable and accrued liabilities. The fair value of the shares and warrants which remained to be issued are reflected in share capital and contributed surplus respectively (note 7(b) and 7(e)). Subsequent to December 31, 2006, the administrative procedures were completed and the shares and share purchase warrants were issued to the vendors.

(iv) Post-Acquisition Agreements

Following the acquisition of GCMI, a former director of GCMI agreed to provide consulting services to assist the Company in securing the necessary mining permits for commercial mining at the Xietongmen Property prior to March 31, 2010 (the "Permits Consulting Agreement"). Upon receipt of all necessary permits, the Company has agreed to issue 2,500,000 units consisting of one common share and one warrant, with each warrant exercisable at $1.59 for one year from the date of receipt of the mining permits.

As at the date of entering into the Permits Consulting Agreement with the former director, and at December 31, 2006, it was not determinable when the Company would ultimately receive the necessary mining permits for the Xietongmen Property. The fair value of these 2,500,000 units, prorated over the expected period of service, has been estimated at $315,000 and has been charged to mineral property interests. An estimated future income tax liability of $180,000 has also been recorded. The fair value of the Continental common shares issuable upon receipt of permits was estimated using the price at December 31, 2006 of $2.15. The fair value of the share purchase warrants issuable upon receipt of permits was estimated using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 1 year; expected volatility – 66%; and expected dividends – nil.

Under a separate option agreement, the same former director of GCMI was granted 700,000 options of the Company, for his services as a director and co-Chairman. One third of these options vest each year, over a three year period starting December 15, 2006. Each option is exercisable at $1.61 and expires on the earlier of 90 days following which the individual ceases to be a director of the Company, or February 28, 2011. The pro-rated fair value of these options was estimated at $12,632 using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 2 years; expected volatility – 66%; and expected dividends – nil.

(b)	Harmony Gold Property

The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands (Haida Gwaii), British Columbia.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold property and will be convertible into common shares of Gibraltar's parent company Taseko Mines Limited ("Taseko"), upon a realization event such as a sale to a third party or the commencement of commercial production at the Harmony Gold Property (note 3(a)).

5.	EQUIPMENT

	December 31, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Buildings	47,848	10,769	37,079	12,767	–	12,767
Computers	78,840	20,399	58,441	6,269	–	6,269
Field	126,182	36,638	89,544	5,356	–	5,356
Furniture	17,600	5,996	11,604	953	–	953
Vehicles	$396,044	$69,385	$326,659	$109,702	$2,806	$106,896
	$666,514	$143,187	$523,327	$135,047	$2,806	$132,241

6.	CONVERTIBLE PROMISSORY NOTE

On August 29, 2006, the Company issued to Taseko Mines Limited (“Taseko”) a $11.5 million convertible promissory note of the Company (the "Note").

Taseko has the right to convert any or the entire principal then outstanding under the one year Note, plus a 5% premium into the Company's common shares at $2.05 per share if the Note is exercised within the first six months or, at $2.25 per share if exercised in the second six months. Taseko also receives the right to participate in the Company's future financings (the "Participation Right") and in such event can redeem the Note at 105% of the $11.5 million principal amount of the Note and use the proceeds to subscribe for securities offered under such future financing. In addition, upon conversion of the Note, or its redemption in the event that the Participation Right is exercised, Taseko will acquire a right of first refusal (the "Pre-Emptive Right") for up to five years, during which time Taseko may purchase up to 50% of any equity or convertible securities, except certain normal course securities offerings and strategic alliances, offered by the Company in a subsequent financing until a maximum of 19.9% of the Company's then outstanding shares, on a fully diluted basis, are held by Taseko. If Taseko fails to exercise the Pre-Emptive Right in regards to any offered securities under a future financing, the Pre-Emptive Right thereupon expires.

The Note provides for interest at the rate of 16% per annum payable monthly. Interest is payable in cash or, at Taseko's election, in the Company's common shares, based upon the higher of the five day volume weighted average of the closing price of Company's common shares at the time

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

the interest payment is due or the signing of the agreement. Repayment of the Note is secured by an indirect pledge of the Company's interest in the Xietongmen Property, which security interest will be subordinated, if necessary, to any security interest granted by the Company in respect of senior debt. The Company retains the right to pre-pay the Note on ten days notice, after 180 days from closing.

At issuance, the Company estimated the fair value of the conversion option at $695,932, using a Black-Scholes option pricing model with the following assumptions: risk free interest rate – 4%; expected life – 1 year; expected volatility – 62%; and expected dividends – nil.

The residual carrying value of the convertible note is accreted to the face value of the convertible note over the life of the note by a charge to the consolidated statement of operations. The continuity of the convertible note is as follows:

Present value of convertible promissory note at issuance	$10,804,068
Accretion, net of interest, for the year	230,298
Balance, December 31, 2006	11,034,366
Conversion right	695,932
Convertible note and conversion right	$11,730,298

Subsequent to December 31, 2006, Taseko redeemed this Note for $12.1 million, and exercised its Participation Right to participate in a private placement of the Company for $12.1 million based on the terms of this Note, acquiring 7,318,181 units at a price of $1.65 per unit. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.80 until February 20, 2008 (note 11(b)).

7.	SHAREHOLDERS' EQUITY

(a)	Authorized share capital

At December 31, 2006, the Company's authorized share capital consisted of:

an unlimited number of common shares without par value; and
an unlimited number of non-voting, redeemable preferred shares without par value.

Pursuant to the Arrangement with Gibraltar and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable preferred shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company's

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company's net assets. The Company may not dispose of its Gibraltar preferred shares.

(b)	Issued and outstanding common share capital and shares to be issued

	Number of	Dollar
	common shares	Amount
Balance, December 31, 2003	26,145,352	$3,279,360
Private placement, July 2004, net of issue costs (i)	7,000,000	6,595,839
Share purchase warrants exercised	4,423,500	875,975
Share purchase options exercised	60,999	30,500
Fair value of share options allocated to shares issued on exercise	–	61,595
Balance, December 31, 2004	37,629,851	10,843,269
Share purchase warrants exercised	5,620,000	3,558,000
Share purchase options exercised	4,056,334	2,066,710
Fair value of share options allocated to shares issued on exercise	–	2,997,539
Balance, December 31, 2005	47,306,185	19,465,518
Share purchase warrants exercised	5,640,000	5,470,100
Share purchase options exercised	685,933	810,826
Shares issued for debt interest	95,915	151,233
Shares issued for mineral property interest (ii)	37,016,384	79,585,225
Fair value of share options allocated to shares issued on exercise	–	874,476
Subtotal	90,744,417	106,357,378
Shares to be issued for Banongla property (ii)	495,000	1,064,250
Balance, December 31, 2006	91,239,417	$107,421,628

Under agreements constituting part of the acquisition of GCMI (note 4(a)), twelve former shareholders of GCMI, holding an aggregate of 14,136,711 common shares, agreed to have their shares of the Company placed into escrow. Under the terms of the agreements, 380,000 shares are to be released from escrow each month, commencing January 2007.

(i)

In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. A total of 1,360,000 warrants issued on this private placement were exercised in 2005, and the remaining 5,640,000 warrants were exercised in 2006.

(ii)

On December 15, 2006, the Company issued 36,011,384 common shares as consideration for the acquisition of GCMI. Each common share was recorded at $2.15, being the closing share price of the Company on December 15, 2006, the closing date of the acquisition.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

On December 31, 2006, the Company issued 1,005,000 units in relation to the acquisition of Top Mining Limited and Skyland Mining Limited. The units consist of one common share at $2.15 per share and one share purchase warrant, exercisable until December 15, 2008 at $1.59 per share. Shares for Banongla were to be issued as of December 31, 2006. Subsequent to December 31, 2006, these common shares were issued (note 4(a)).

(c)	Warrants

The continuity of share purchase warrants is as follows:

Note reference	–	–	–	7(b)(i)	7(b)(ii)
Expiry date	June 5	July 5	Dec. 31	July 12	Dec. 15
	2004	2004	2005	2006	2009
Exercise price	$0.10	$0.85	$0.50	$1.05	$1.59	TOTAL
Balance,	3,500,000	183,500	5,000,000	–	–	8,683,500
Dec. 31, 2003
Issued	–	–	–	7,000,000	–	7,000,000
Exercised	(3,500,000)	(183,500)	(740,000)	–	–	(4,423,500)
Balance,	–	–	4,260,000	7,000,000	–	11,260,000
Dec. 31, 2004
Exercised	–	–	(4,260,000)	(1,360,000)	–	(5,620,000)
Balance,	–	–	–	–	–
Dec. 31, 2005	–	–	–	5,640,000	–	5,640,000
Issued	–	–	–	–	1,005,000	1,005,000
Exercised	–	–	–	(5,640,000)	–	(5,640,000)
Subtotal	–	–	–	–	1,005,000	1,005,000
To be issued (note	–	–	–	–	495,000	495,000
4(a)(iii))
Balance,	–	–	–	–	1,500,000	1,500,000
Dec. 31, 2006

(d)	Share purchase option plan

The Company has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its officers, directors, employees and consultants.

A new share option plan was approved by the Board and by the shareholders in June 2006. The new share option plan (the "2006 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of up to 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2006 Rolling Option Plan, if outstanding options are exercised, or expire, or the number of issued and outstanding common shares of the Company increases, the number of options available to grant under the plan increases proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts). Options can have a

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

maximum term of five years and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options, of which 2,045,772 are exercisable, is as follows:

Share purchase options outstanding		Weighted
	Number of	average
	options	exercise price
Balance, December 31, 2003	4,100,000	$ 0.50
Granted	800,000	1.19
Exercised	(60,999)	0.50
Expired or cancelled	(26,667)	0.50
Balance, December 31, 2004	4,812,334	0.61
Granted	1,195,000	1.59
Exercised	(4,056,334)	0.51
Expired or cancelled	(91,733)	1.22
Balance, December 31, 2005	1,859,267	1.44
Granted	4,071,607	1.69
Exercised	(685,933)	1.18
Expired or cancelled	(55,834)	1.83
Balance, December 31, 2006	5,189,107	$ 1.66

The following table summarizes the Company's stock options outstanding at December 31, 2006

		Number of	Number of
		options	options
Expiry date	Option price	outstanding	exercisable
September 28, 2007	$ 1.70	900,000	600,000
November 30, 2007	$ 1.20	250,000	250,000
December 14, 2007	$ 1.50	15,000	10,000
February 29, 2008	$ 1.61	30,000	10,000
December 15, 2008	$ 2.10	40,000	–
December 21, 2008	$ 1.21	136,607	136,607
February 27, 2009	$ 1.61	50,000	16,666
April 30, 2009	$ 2.01	817,500	272,500
November 30, 2009	$ 1.61	250,000	83,333
February 28, 2011	$ 1.61	2,700,000	666,666
Total		5,189,107	2,045,772
Average option price		$ 1.66	$ 1.61

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2006, 2005 and 2004 have been reflected in the statement of operations as follows:

	December 31	December 31	December 31
	2006	2005	2004
Exploration
Engineering	$62,536	$49,602	$180,080
Environmental, socioeconomic and other	1,407	15,552	29,386
Geological	596,336	165,370	1,024,204
Exploration total	660,279	230,524	1,233,670
Operations and administration	1,950,259	584,797	1,202,325
Total compensation cost recognized in
operations and credited to contributed surplus	$2,610,538	$815,321	$2,435,995

The assumptions used to estimate the fair value of options during the years were:

	2006	2005	2004
Risk-free interest rate	4.15%	4%	3%
Expected life	1.65 years	1.46 years	2.1 years
Vesting period	6 to 18 months	6 to 18 months	6 to18 months
Expected volatility	69%	75%	121%
Expected dividend yield	nil	nil	nil
Weighted average fair value	$ 0.94	$ 0.77	$ 1.11

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Subsequent to December 31, 2006, 1,911,000 options were granted to officers, directors and consultants, exercisable at $2.01 per share until February 28, 2012. In addition, a total of 20,000 options were exercised, for proceeds of $28,700 and 9,666 options were cancelled.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(e)	Contributed surplus

Balance, December 31, 2003	$352,854
Non-cash stock-based compensation	2,435,995
Share purchase options exercised, credited to share capital	(61,595)
Balance, December 31, 2004	2,727,254
Non-cash stock-based compensation	815,321
Share purchase options exercised, credited to share capital	(2,997,539)
Balance, December 31, 2005	545,035
Non-cash stock-based compensation	2,610,538
Options issued pursuant to acquisition of GCMI	166,661
Warrants issued and to be issued pursuant to acquisition of GCMI	1,560,000
Warrants issuable pursuant to Permits Consulting Agreement	315,000
Share purchase options exercised, credited to share capital	(874,475)
Balance, December 31, 2006	$4,322,759

(f)	Redeemable preferred shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement. The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3(a)). The Company will redeem the shares for the number of Taseko Shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro-rata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the balance sheet of the Company.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	December 31	December 31
Amounts due from (to) related party	2006	2005
Loan from Hunter Dickinson Inc. (c)	$(1,500,000)	$–
Hunter Dickinson Inc. (b)	$643,055	$152,319

Reimbursement for third party expenses and
services rendered by:	Years ended December 31
	2006	2005	2004
Hunter Dickinson Inc. (a)	$3,517,910	$1,296,586	$381,076

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

Related party balances receivable or payable, in the normal course, are non- interest bearing and due on demand, and represent advances against current and future services rendered to, or costs incurred on behalf of, the Company by HDI.

(c)

On November 29, 2006, the Company signed a loan agreement with HDI pursuant to which the Company borrowed $1,500,000 from HDI, maturing on February 27, 2007, on an unsecured basis. The loan bears interest at 8% per annum. For the year ended December 31, 2006, the Company recorded an interest expense of $10,521.

Subsequent to the year end, the Company repaid the loan on March 2, 2007 and paid $30,575 in interest.

(d)

Subsequent to the year end, on January 18, 2007, the Company signed another loan agreement with HDI pursuant to which the Company borrowed US$2,500,000 from HDI, maturing on April 18, 2007, on an unsecured basis. The loan bears interest at 8% per annum.

The Company repaid the loan on March 2, 2007 and paid $24,551 in interest.

(e)	During 2006, the Company paid $197,310 and $52,550 to two companies controlled by a director of the Company, for administrative and consulting services.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

9.	INCOME TAXES

As at December 31, 2006 and 2005, the estimated tax effect of the significant components within the Company's future tax assets (liabilities) were as follows:

	December 31	December 31
	2006	2005
Resource pools and loss carry forwards – Canada	$8,036,000	$100,000
Share issuance costs	313,000	85,000
Subtotal	8,349,000	1,270,000
Valuation allowance	(8,349,000)	(1,270,000)
Future income tax assets	–	–
Resource pool and loss carry forwards – China	(26,948,000)	–
Net future income tax assets (liability)	$(26,948,000)	$–

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian income tax rates (2006–34.1%; 2005–36.1%) for the following reasons:

	December 31	December 31
	2006	2005
Income tax at statutory rates	$(9,067,000)	$(670,000)
Difference in foreign tax rates	1,772,000	–
Change in valuation allowance	7,079,000	–
Non deductible items	564,000	820,000
Deductible items (finance costs)	(62,000)	(150,000)
Change due to foreign exchange	117,000	–
Other	(403,000)	–
	$–	$–

For the year ended December 31, 2004, the difference between the Company's actual tax recovery of $nil and the expected recovery calculated by applying statutory rates to the loss for the year are due primarily to non-capital loss carry-forwards for which no benefit has been recognized and stock based compensation which is not deductible for tax purposes.

At December 31, 2006, the Company's tax attributes included Canadian resource pools totaling approximately $0.3 million (2005 – $0.3 million), which are available indefinitely to offset future taxable income, and financing costs totalling approximately $0.9 million (2005 – $0.2 million). Additionally, Canadian losses carried forward of approximately $8.6 million (2005 – $3.1 million) expire in periods ranging from 3 to 20 years. At December 31, 2006, the Company had resource pools and losses carried forward totalling $26.0 million (2005 – $3.0 million).

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

10.	SEGMENT DISCLOSURES

The Company considers itself to operate in a single reportable operating segment, being exploration and development of mineral properties. Geographic segment disclosures are as follows:

	For the years ended December 31
	2006	2005	2004
Revenue
Canada	$–	$–	$–
China	–	–	–
Total	$–	$–	$–

Losses for the years
Canada	$7,489,831	$2,467,467	$3,460,255
China	19,226,242	6,113,320	2,139,062
Total	$26,716,073	$8,580,787	$5,599,317

	As at December 31
	2006	2005
Current assets
Canada	$2,137,282	$4,327,419
China	693,251	91,401
Total	$2,830,533	$4,418,820

Equipment
Canada	$–	$–
China	523,327	132,241
Total	$523,327	$132,241

Mineral property interests
Canada	$–	$–
China	112,747,309	1,903,525
Total	$112,747,309	$1,903,525

11.	SUBSEQUENT EVENTS

(a)

In February 2007, the Company entered into a framework agreement with Jinchuan Group Limited ("Jinchuan"), for equity financing, capital financing, concentrate off-take and other mine building support for the Xietongmen Property. Pursuant to the agreement, in March 2007, Jinchuan purchased 10,000,000 units of the Company, at a price $1.80 per unit, for gross proceeds of $18,000,000. Each unit consisted of one

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

common share and one share purchase warrant exercisable for 0.8 of a common share for nine months, until December 29, 2007 at the following prices: $2.25 per share for a period of six months and $2.75 per share for an additional three months thereafter.

Jinchuan has also agreed to provide assistance in arranging for 60% of the required capital in the form of debt, and contributing 30% of required capital (net of any equity subscriptions) for the Xietongmen Property in the form of debt and/or equity.

(b)	In February 2007, the Company issued 89,229 shares to Taseko at $1.75 per share related to the payment of interest on the convertible promissory note (note 6).

(c)

In March 2007, the Company completed a private equity placement of 19,439,395 units at a price of $1.65 per unit for gross proceeds of $32.1 million, including Taseko Mines Limited portion for 7,318,181 units (note 6). Each unit was comprised of one common share and one share purchase warrant, exercisable into one common share at $1.80 until February 20, 2008.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP").

Had the Company followed US GAAP, certain items on the consolidated statements of operations and deficit, and balance sheets would have been reported as follows:

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2006	2005	2004
Consolidated Statements of Operations
Loss for the year under Canadian GAAP	$26,716,073	$8,580,787	$5,599,317
Adjustment under US GAAP
Convertible promissory note – accretion expense (c)	(230,298)	–	–
Loss for the year under US GAAP	$26,485,775	$8,580,787	$5,599,317

Basic and diluted loss per share for the year under US
GAAP	$(0.50)	$(0.22)	$(0.17)

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

	As at December 31	As at December 31
	2006	2005
Consolidated Balance Sheets
Total assets under Canadian GAAP	$116,101,170	$6,454,587
Adjustment under US GAAP
Value of investment in Gibraltar shares (a)	13,513,886	13,513,886
Total assets under US GAAP	$129,615,056	$19,968,473

Total liabilities under Canadian GAAP	$45,378,116	$1,445,226
Adjustments under US GAAP
Value of redeemable preferred shares (a)	13,513,886	13,513,886
Convertible promissory note – conversion right (c)	695,932	–
Convertible promissory note – accretion expense (c)	(230,298)	–
Total liabilities under US GAAP	$59,357,636	$14,959,112

Total shareholders' equity under Canadian GAAP	$70,723,054	$5,009,361
Adjustments under US GAAP
Share capital (a) and (b)	20,379,837	20,379,837
Convertible promissory note – conversion right (c)	(695,932)	–
Contributed surplus (b)	342,309	342,309
Accumulated deficit (a) and (b) and (c)	(20,491,848)	(20,722,146)
Total shareholders' equity under US GAAP	$70,257,420	$5,009,361

There are no material differences between Canadian GAAP and US GAAP in the consolidated statement of cash flows for the years ended December 31, 2006, 2005 and 2004. For all periods presented, comprehensive loss equals reported loss for US GAAP purposes.

A description of US GAAP and the rules prescribed by the United States Securities and Exchange Commission ("SEC") that result in material differences from Canadian GAAP follows:

(a)

US GAAP requires mineral property exploration and land use costs to be expensed as incurred until commercially recoverable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company has expensed all mineral property exploration and land use costs for both Canadian GAAP and US GAAP purposes. However, included in the cost of the Harmony Gold Property that was acquired in fiscal 2001, were mineral property exploration costs that had been capitalized for Canadian GAAP purposes. As a result of capitalizing mineral property exploration costs for Canadian GAAP purposes, $13,250,898 of mineral property exploration costs included in the book value of the Harmony Gold Property at the date of its purchase in fiscal 2001 would have been previously expensed for US GAAP purposes. Accordingly, for US GAAP purposes, these costs would have been excluded from the value allocated to the Gibraltar Preferred shares and redeemable preferred shares of the Company (note 3) on the sale of the Harmony Gold Property.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

In addition, US GAAP does not permit the offset of a financial asset and financial liability when more than two parties have an interest in the financial asset and liability, which is permitted under Canadian GAAP (note 7(f)). As such, the Gibraltar preferred shares and the redeemable preferred shares of the Company would be presented on the balance sheet at their gross value as a financial asset and a financial liability respectively under US GAAP.

(b)

US GAAP does not permit accumulated deficit to be offset against share capital and contributed surplus after a special resolution of shareholders approving such an offset, which is permitted under Canadian GAAP. Accordingly, for US GAAP purposes, share capital would be increased by $7,128,939, contributed surplus would be increased by $342,309 and the accumulated deficit would be increased by $7,471,248 for December 31, 2006 and 2005.

(c)

On August 29, 2006, the Company issued an $11.5 million convertible promissory note of the Company ("the Note") (note 6). Under Canadian GAAP, the convertible promissory note is classified between its equity and debt components. Under US GAAP, the entire Note would be classified as debt.

Under Canadian GAAP, the accretion of the residual carrying value of the convertible instrument to the face value of the convertible instrument over the life of the instrument is charged to operations. Under US GAAP, the Note is stated at cost on its recognition and is not accreted.

Accordingly, for US GAAP purposes, $695,932 (2005 – nil) attributed to the equity component of the instrument under Canadian GAAP would be classified to debt. For the year ended December 31, 2006, $230,298 (2005 – nil; 2004 – nil) of accretion expense recorded under Canadian GAAP would be reversed for US GAAP purposes.

(d)

In December 2004, Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123R requires the Company to estimate future forfeitures. Prior to adoption of SFAS 123R, the Company's accounting for stock based compensation for US GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP.

Based on the Company's historical stock option forfeiture rates, the expense that would be recognized for US GAAP purposes under SFAS 123R is not materially different from that recorded for Canadian GAAP purposes. The Company has determined that this difference does not have a material impact on stock-based compensation expense that would be recognized for US GAAP purposes.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

(e)	Income taxes

Under Canadian GAAP, future tax assets and liabilities may be recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. There were no significant differences between enacted and substantively enacted tax rates for the periods presented.

(f)	Accounts receivable comprise:

	As at December 31	As at December 31
	2006	2005
GST receivable	$189,122	$151,290
Advances and other receivables	38,476	49,298
	$227,598	$200,588

(g)	Accounts payable and accrued liabilities comprise:

	As at December 31	As at December 31
	2006	2005
Trade payables	$3,172,976	$500,346
Business taxes payable	251,900	–
Interest payable	156,274	–
	$3,581,150	$500,346

(h)	Impact of recent United States accounting pronouncements:

i)

On June 1, 2005, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 requires retrospective application to prior periods' financial statements of a change in accounting principle unless it is impracticable to do so. This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income, in the period of the change, the cumulative effect of changing to the new accounting principle. SFAS 154 was effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of this standard had no significant effect on the Company's results of operations or financial position.

ii)

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB No. 29 ("ABP No. 29"), "Accounting for Non-Monetary Transactions" is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS 153 amends APB No. 29 to eliminate the exception for exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 was effective for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 had no impact the Company's financial position, results of operations or cash flows.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006, 2005 and 2004
(Expressed in Canadian Dollars)

iii)

In June 2006, FASB issued Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109". This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for the Company's 2007 fiscal year end. The Company has not yet determined the extent of the impact the adoption of this standard will have on the Company's results of operations or financial position.

iv)

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value and expands disclosures currently required by other accounting standards. This standard is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the extent of the impact the adoption of this standard will have on the Company's results of operations or financial position.